China Digital Communication Group
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Schenzhen China
86-755-2698-3767

October 9, 2007

Via EDGAR and FedEx
Mr. Gary Todd
Mail Stop 6010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Form 10-KSB for the year ended December 31, 2005
Filed March 30, 2006
Form 8-K dated June 29, 2006,
Form 10-Q as of September 30, 2006
Filed March 30, 2006
File No. 000-49716

Dear Mr. Todd:

We are in receipt of your comment letter dated December 22, 2006 regarding the above referenced filings and in response to our October 6, 2006 response letter. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses:

Form 10-KSB for the Year Ended December 31, 2005

General

1.	We refer to your responses to comments 1 and 2. Please provide an amended Form 10-KSB for our review.

The Company has amended the10-KSB’s for the fiscal years ended December 31, 2004 and December 31, 2005.

The amended 10-KSB for the fiscal year ended December 31, 2004 has been re-audited by Kabani and Co., and has made reference to the Standards of the Public Company Accounting Oversight Board (United Stated) on their opinion letter.

The Company has also fully disclosed the restated components of the purchase price as requested on the acquisition of Billion Electronics Co., Ltd.

Financial Statements

Note I, Stock Purchase Business Combination, page F-19

2.
We refer to your response to comment 3. We see the significant difference between the quoted market price of your common shares on the date you announced the merger with Billion and the share price used for SFAS 141 purposes. Please further tell us how you applied the guidance from paragraph 23 to SFAS 141. We may have further comment upon review of your response.

The Company has reviewed SFAS 141 and in particular paragraphs 20 to 23. The Company agrees that the quoted market price should have been used for the acquisition of Billion. As stated in SFAS 141 paragraph 22, the quoted market price of an entity’s security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity..

As such, the Company restated the financial statements for the fiscal year ended December 31, 2004 with the quoted market price used for the shares issued for the business combination.

3.
We refer to your response to comment 4. It continues to be unclear why no purchase price was allocated to patents or technology. Your filing indicates that you hold proprietary technology and patents. You indicate that you did not record any intangible assets because you deemed such assets "inseparable" and not subject to being "...sold, transferred, licensed, rented or otherwise exchanged for something of value..." We refer you to paragraphs A14 - A28 which describes examples of intangible assets that meet the criteria for recognition apart from goodwill. Please respond to the following:

•	Please tell us why your response indicates that you have no patents while the 10-K discloses that you hold patents.

•
Under SFAS 141 paragraph 39 a patent normally conveys a contractual or legal right. Under that paragraph, an intangible asset conveying a contractual or legal right need not be separable or transferable. Accordingly, please further explain why SFAS 141 does not require that you value and separately account for patents acquired in the business combination.

•
Please tell us why you would not be unable to sell, license, transfer, rent or exchange the technology acquired. Also, tell us why you believe the acquired technology is of no value to a buyer. Please provide a full and comprehensive analysis to support that you should not separately value and account for acquired technology.

We may have further comment.

The Company did not own any patents or licensing rights at the time of the combination with Billion. The Company has since developed a few patents internally, but none at the time of the acquisition.

The Company has reviewed and applied the criteria specified in SFAS No. 141 paragraph 39 and determined that some portion of the goodwill should be allocated to intangible assets. In this regard, the Company hired an outside consultant and determined that as a result of the business combination with Billion, the Company recognized goodwill of $8,253,436 and intangible assets of $3,329,145.

The information has been included in the restated financial statements for the fiscal year ended December 31, 2004.

4.
As a related matter, your response is not sufficient for us to evaluate your application of EITF 02-17. Please provide a comprehensive analysis of your evaluation of the requirements of the Abstract. Your response should fully demonstrate that you appropriately considered whether an intangible asset for customers should have been recorded at the date of the business combination.

The Company hired an outside consultant and in accordance with SFAS 141 and EITF 02-17, the Company determined $3,329,145 as the valuation for their intangible assets and $2,691,445 specifically for its customer relationships.

To arrive at the valuation for the customer relationships, consultants to the Company utilized an income approach, specifically the discounted cash flow method. It was determined that the value of the customer relationship can be attributable to the future revenue the Company can expect to generate as a result of their relationships established with the customers.

The information has been included in the restated financial statements for the fiscal year ended December 31, 2004.

5.
We refer to your response to comment 5. Please revise to disclose the value of net assets acquired as of the actual date of the acquisition. It appears that the changes in the values to individual assets and liabilities are individually significant from September 30, 2004 to the consummation date in November 2004. Revise the financial statements as necessary.

The Company has revised its financial statements for the fiscal year ended December 31, 2004 to disclose the value of net assets acquired as of the actual date of acquisition.

6.	As a related matter, it appears that cash purchased in the transaction was $296,713 on November 15, 2004. Please appropriately revise the statement of cash flows.

The Company has revised the statement of cash flows within the financial statements for the fiscal year ended December 31, 2004 to reflect that cash purchased in the transaction was $296,713.

Form 8-K dated June 29, 2006

Exhibit 99.1- Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 4

7.
We refer to your response to comment 10, It appears that you restated the statement of cash flows for 2005 to present repayment of a loan as a financing activity. Please label the restated financial statement "as restated." Please also add footnote disclosure about the restatement, including disclosure about why the prior presentation did not conform to GAAP. Please also apply this comment to the cash flow statement for the period ended March 31, 2006. Refer SFAS 154.

The Company has revised the statement of cash flows as needed and labeled the restated financial statements as “restated”. The Company also added footnote disclosure about the restatement and presented the cash flow statement for the period ended March 31, 2006 in accordance with this comment.

8.	Additionally, please tell us whether the loan is payable to a related party. If so, please revise to make the appropriate disclosures under SFAS 57.

The loan payable was not from a related party.

Note 2. Summary of Significant Accounting Policies. page 7

Revenue Recognition, page 9

9.
We refer to your response to comment 7. In the fifth paragraph of the response you indicate that revenues are recognized at shipment. However, in the sixth paragraph you indicate that revenues are recognized upon confirmed acceptance after inspection by customers. Please reconcile these conflicting statements.

In response to your comment, The Company revised theirresponses to correct the conflicting statements. Please see our amended responses to your previous comment No. 7.

Sono Digital Electronic Technologies Co. LTD. sells mobile communication equipment to end users. We do not consider ourselves as a distributor; we provide a value added service to our customers by providing the necessary communication equipments for their needs.

At present, the Company leases all their office space. It does not have a factory or manufacturing facilities. All inventories are purchased directly from the vendors; therefore, the Company’s inventory is only comprised of finished goods.

The Company act as a value added service provider to its customers, end users, by providing them with customized products for their wireless base station extended coverage systems, series of repeaters and series of indoor distributors.

Some of the Company’s customers include China Mobile, China Unicom and other province branches. Most of their customers are public companies based in China and Hong Kong.

As such, the Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Revenues are recognized when finished products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred and collectibility is reasonably assured.

Sales of product do not contain discounts, returns, warranties or other customer incentives.

10.
We refer to your response to comment 7. Please tell us how you considered the terms of sales and the related requirements of EITF 99-19. Please provide us a full and comprehensive analysis of each of the criteria in paragraphs 7 - 17 of the EITF.

The Company has reviewed EITF 99-19 in its revenue recognition and accordingly recorded its revenue based on the gross amount billed as we do not consider ourselves as a sales agent. Moreover, the following is a full and comprehensive analysis of each of the criteria in paragraphs 7 - 17 of the EITF

7. The company is the primary obligor in the arrangement— The Company is responsible for fulfillment, including the acceptability of the product(s) ordered or purchased by the customer.

8. The company has general inventory risk (before customer order is placed or upon customer return)— The Company does not have any inventory as all products are made to order by its suppliers. Once the production is completed to our specifications, the Company is ultimately responsible, for all returns and repairs, to its customers.

9. The company has latitude in establishing price— The Company has the final responsibility to establish the exchange price. The Company negotiated all final prices with our customers. The fact that different prices are quoted for same products sold to different customers demonstrate the Company meets this criteria.

10. The company changes the product or performs part of the service— The Company has three main suppliers and vendors who manufacture our products for our customers. The Company is ultimately responsible for the product if rejected by our customers.

11. The company has discretion in supplier selection— The Company has three main suppliers. The Company selects suppliers every year based on quality, price of products and services they perform.

12. The company is involved in the determination of product or service specifications— The Company designs the products based on customer’s request.

13. The company has physical loss inventory risk (after customer order or during shipping)— The Company has unmitigated general inventory risk. Customers are able to return products before or after the shipment and installation of products. Even after inspection, the Company provides a period of time for the customer to return or repair the products.

14. The company has credit risk— The Company has to pay for vendors no matter whether the Company is able to collect the full amount of payment from the customer or not. Usually the Company has to pay off its vendors within 3 months.

15. The supplier (not the company) is the primary obligor in the arrangement— The Company is responsible for providing the product to the customer. The suppliers only provide products based on the Company’s request and design.

16. The amount the company earns is fixed— The Company collects amount based on what is billed to the customer. The Company’s earnings are not locked to a specific percentage of total amounts sold.

17. The supplier (and not the company) has credit risk— The Company has credit risk. The Company has to pay for vendors no matter whether or not it is able able to collect the full amount of any outstanding balance from the customer.

11.	You indicate that you have no factory or manufacturing facilities. Please further explain to us how you provide "customized products."

Sono does not have a factory or manufacturing facilities. The Company outsources all productions and manufacturing based on the specific designs of the customers.

Employees of the Company assist the customers with the development, designs and specification of the products before a sample product is produced. The designs and specifications are the property of the clients, while it is the Company’s responsibility is to produce the product as requested by the client.

Note 4, Other Receivables, page 12

12.	We reference prior comment 8. Please revise to disclose the nature and amount of "other receivables to vendors."

Note 4, Other Receivables, has been revised to disclose the nature and the amount of other receivables to vendors.

Exhibit 99,2 - Condensed Consolidated Financial Statements as of March 31, 2006

13.
We refer to your response to comment 13. As previously noted, accounts receivable as of March 31, 2006 are more than 10 times revenue for the first quarter and a substantial portion of those receivables appear to be more than 90 days old. In a written response please explain:

•	The payment terms of those receivables. Please be detailed and specific.

•	The aging of those receivables and the dates of the underlying sales, including whether the payment dates or terms of any significant amounts were renegotiated after the original sales date.

•
Please also tell us why the fact that your "clients" changed their purchasing procedures resulted in the significant decrease in first quarter revenue. Please further explain the extent to which your clients all changed their business practices in the first quarter of 2006.

•	Tell us why your clients changed their purchasing procedures.

•	Tell us whether any receivables as of March 31, 2006 continue to be uncollected. If so, please tell us the amounts and provide a complete explanation of why those receivables are collectible.

•	In light of the unusual relationship of receivables to revenues, please add detailed disclosure of payment terms.

The payment terms for all sales are as follows: 30% of the invoice is due when the order is shipped and 60% of the invoice is due within six months. The clients have another six month to pay for the remaining 10% balance..

As of March 31, 2006, $136,424 of the accounts receivable balance was less than 30 days old and $760,538 was more than 90 days old. Throughout May, June, July and August, we collected $696,844 of those receivables and as of December 31, 2006, only $5,836 remains uncollected. None of the accounts receivables collected were discounted or renegotiated.

The Company’s two largest customers, China Mobile and China Unicom, decided in late 2005 to restructure their purchase procedures. In the past, local branch offices would make all purchase order based on their own demands and needs. The Company believes this was done by the customers aforementioned to better manage their business and costs. Effective January 1, 2006, all purchases were placed through their main office. The primary factors leading to a decrease in first quarter revenue was that customers did not finalize their purchasing procedures as of March 31, 2006 and most of their local branches were no longer authorized to make purchases.

Exhibit 99.3 - Pro Forma Data

14.	We reference prior comments 18 - 25. Please provide revised pro forma data for our review.

The Company notes prior comments 18-25 and in this regard has attached revised pro forma data.

15.	We refer to your response to comment 20. Please disclose how you determined the fair value of the preferred shares and disclose why you believe your method is appropriate in US GAAP.

After reviewing SFAS 141, 115 and 123 the Company believes that the quoted market prices, if available, are the best evidence of the fair value preferred stock. Since each preferred share must convert into one share of the Company’s common stock on June 29, 2011 and there was no established market for the preferred stock, the Company valued the preferred shares at the market value of the common share, $0.50 per share, on the date of acquisition.

16.
We refer to your response to comment 24. Please provide a comprehensive analysis of your consideration of the requirements of EITF 02-17. Fully explain why GAAP does not require that you value and allocate purchase price to customer relationships.

In accordance with EITF 02-17, the Company did not assign any value for its customers or customer relationships as several of its customers including, China Mobile and China Unicom, decided to restructure their purchase procedures and seek other providers. The Company also did not have any long term contracts with any of its customers and believes that the customer list could not be sold since the customers were in process of searching for new vendors.

The Company came to this conclusion based on the income approach, and in particular the discounted cash flow method. The Company has determined that the value of the customer relationship should be attributable to future revenue the Company can expect to generate as a result of its relationships established with its customers. However due to the change in the customers purchase procedures and significant decreased in demands forecasted, no value could be assigned in accordance with EITF 02-17 for customer or customer relationship.

Exhibit 99.4 - Press Release

17.	We refer to comment 26. Please provide an amended press release for our review.

The Company has revised the press release accordingly.

Form 10-Q as of September 30, 2006

Consolidated Balance Sheet, page 2

18.
We see that Galaxy had an unsecured loan payable totaling $1.1 million as of March 31, 2006. We do not see disclosure of that loan in your balance sheet as of September 30, 2006, nor do we see that loan in the purchase allocation in Note D. Please tell us what happened to that loan. Please revise the financial statement and related footnotes as necessary.

The loan was paid off prior to the date of acquisition, June 28, 2006.

Note B, Summary of Significant Accounting Policies, page 5

Revenue Recognition, page 6

19.
We see that receivables exceed 50% of sales for the year to date period. Please make disclosure about the payment terms of your sales. Specifically address the nature, terms and extent of extended payment terms.

The payment term for Sono is as follows; 30% of the invoice is due when the order is shipped and 60% of the invoice is within six months. The clients have another six month to pay for the remaining 10% balance. The disclosure has been revised to reflect above terms.

Note D, Acquisitions, page 10

20.
Please reconcile the last sentence of the first paragraph which indicates that the preferred shares have not been issued as of September 30, 2006 with the last sentence of footnote C which indicates that these shares were issued on July 11, 2006.

The Company has reconciled the last sentence of the first paragraph within Note D which indicates that the preferred shares have not been issued as of September 30, 2006 with the last sentence of footnote C which indicates that these shares were issued on July 11, 2006.

21.	Refer to prior comment 29. Please revise to also provide comparative pro forma data for the 2005 year to date period. Refer to SFAS 141.

The Company has revised Note D to provide comparative pro forma data for the fiscal year ended December 31, 2005 to date period.

22.
We see that the majority of the purchase consideration was allocated to goodwill. Please disclose the factors leading to a purchase price resulting in goodwill. Your disclosure should focus on the business reasons for an excess of cost over fair value of identifiable assets, not the mechanics of the purchase price allocation. Refer to paragraphs 51b and 58a to SFAS 141.

In accord with SFAS 141, paragraph 51b and 58a, please note the primary reason for the acquisition was to diversify the Company and to acquire another line of business with proven growth and profitability. The Company obtained an independent appraisal value of approximately $7 million dollars based on current operations and future operations, not the assets of the company. Since the value of the acquisition was based on future operations, the Company had to recognize goodwill. The Company did not acquire any other intangible asset.

23.
We see that the Galaxy transaction was in part consummated by issue of a new series of preferred stock. Please make footnote disclosure about all of the significant terms and conditions of those shares.

The Company has revised the notes to make footnote disclosure about all of the significant terms and conditions of the shares related to the Galaxy transaction.

24.
Please confirm that the preferred shares are not convertible to common stock. Otherwise, please revise to discuss the terms of the conversion feature and tell us how you determined that the conversion option is not an embedded derivative that should be bifurcated and accounted for under SFAS 133.

The Company has reviewed SFAS 133, Par.12-16 and determined that the convertible preferred stock would not be considered a derivative or an embedded derivative under SFAS 133, Par. 12.  The preferred stocks are only convertible into the issuers own stock. The preferred stock is convertible at a fixed rate and is not indexed to the market price. There are no warrants, options or registration rights attached to the preferred stock."

Note M, Related Party Transactions, page 14

25.
We refer to your response to comment 30. Please tell us why you deleted the disclosure about the shareholder guarantees. If the line of credit continues to be guaranteed by shareholders, please make appropriate disclosure.

The line of credit was paid in full as of September 30, 2006. The line of credit will expire on March 22, 2007. No further guarantee from any shareholders existed as of September 30, 2006.

Note N, Segment Reporting, page 14

26.	Please provide segment disclosure for both the quarter and year-to-date periods. Please also add a description of the nature and components of "all others."

The Company has revised the notes to provide segment disclosure for both the quarter and year-to-date periods. The notes have also been revised to add a description of the nature and components of “all others.”

27.
Please revise to provide the disclosures required by paragraph 38 of SFAS 131. We see that all of your sales are derived from the sales of products outside of the United States and that all long-lived assets are located outside the United States.

The Company has revised the notes to provide the disclosures required by SFAS 131 Paragraph 38.

Also, please note that because all of the Company’s sales are derived from the sales of products in China, naturally all long-lived assets are located in China.

Management's Discussion and Analysis or Plan of Operation. page 15

Results of Operations, page 16

28.	Please expand to discuss both the quarter and year to date periods. For clarity please revise your text to more clearly distinguish discussion of data for the quarter versus the year to date periods.

The Company has revised its “Management’s Discussion and Analysis or Plan of Operation” to more clearly distinguish of data for the quarter versus the year-to-date periods.

29.
Please expand to identify and describe the factors responsible for the apparent decrease in revenues from your legacy business in the third quarter. We also see that Galaxy had sales of less than $100,000 in the first quarter. Please expand to identify and describe how that business achieved sales of more than $1.8 million for the third quarter. Please note that in general MD&A should identify and quantify factors responsible for changes in financial statements items and explain why those changes occurred. The general guidance should be applied throughout MD&A.

The Company’s two largest customers, China Mobile and China Unicom, in late 2005 decided to restructure their purchase procedures causing a significant decrease in sales for the first quarter of 2006. Sales increased significantly once their restructure was completed. Revenue for the remainder of 2006 increased due to the additional demand from the two customers

The Company has updated its “Management’s Discussion and Analysis or Plan of Operation” to identify and quantify factors responsible for changes in financial statements items. .

30.	Please expand to more clearly explain why costs of sales decreased despite an increase in overall sales.

The Company has revised its “Management’s Discussion and Analysis or Plan of Operation” to more clearly explain why costs of sales decreased despite an increase in overall sales.

31.	Please disclose gross margin or costs of sales as a percentage of revenues for each period. Also describe factors responsible for changes in the disclosed ratio from period to period.

The Company has revised its “Management’s Discussion and Analysis or Plan of Operation” to disclose gross margin or costs of sales as a percentage of revenues for each period. The Company’s “Management’s Discussion and Analysis or Plan of Operation” has also been adjusted to describe the factors responsible for changes in the disclosed ratio from period to period.

Liquidity and Capital Resources, page 17

32.	Please disclose the terms and purpose of the deposits.

E’Jenie as of September 30, 2006 was still in discussion with their landlord to purchase the two facilities that they are currently leasing. In good faith, the Company made several deposits, totaling $511,599 to the landlord. The delay in finalizing the deal resulted fromthee landlord’s requestto receive the Certificate of Real Estate from the Ministry of Land and resources of the People’s Republic of China. The transaction has been finalized as of December 31, 2006.

33.	Please add footnote disclosure that explains all relevant terms and conditions of the bank line of credit.

The line of credit was closed and paid in full as of September 30, 2006. No further guarantee from any shareholders existed as of September 30, 2006.

In this regard, the Company has added footnote disclosure that explains all relevant terms and conditions of the bank line of credit.

Finally, the Company acknowledges the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA DIGITAL COMMUNICATION GROUP

By:	/s/ Jiangcheng Wu
Jiangcheng Wu

The accompanying condensed combined pro forma financial statements illustrate the effect of the stock exchange agreement between China Digital Communication Group and Subsidiaries and Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited, on the Company's financial position and results of operations. The pro forma condensed consolidated balance sheet as March 31, 2006 is based on the historical balance sheets of China Digital Communication Group and Subsidiaries and Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited, as of that date. The pro forma condensed combined balance sheet assumes the acquisition took place on January 1, 2006. The pro forma condensed consolidated balance sheet as December 31, 2005 is based on the historical balance sheets of China Digital Communication Group and Subsidiaries and Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited, as of that date. The pro forma condensed combined balance sheet assumes the acquisition took place on January 1, 2005.

The pro forma condensed combined statements of operations for the year ended December 31, 2005 is based on the historical statements of operations of China Digital Communication Group and Subsidiaries and Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited, and assumes the acquisition took place on January 1, 2005. The pro forma condensed combined statement of operations for the three months ended March 31, 2006 is based on the historical statements of operations of China Digital Communication Group and Subsidiaries and Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited and assumes the acquisition took place on January 1, 2006. The pro forma condensed combined financial statements may not be indicative of the actual results of the acquisition and there can be no assurance that the foregoing results will be obtained. In particular, the pro form condensed combined financial statements are based on management's current estimates of the exchange agreement. The actual may differ.

The accompanying pro forma condensed combined financial statements should be read in conjunction with the historical financial statements of China Digital Communication Group and Subsidiaries and Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1. Basis for Pro Forma Presentation

The unaudited pro forma combined condensed financial statements of Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited have been prepared on the basis of assumptions relating to the stock exchange agreement between China Digital Communication Group and Subsidiaries and Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited.

2. Calculation of Purchase Price

The purchase price comprises of $3 million in cash and 7,575,757 preferred shares. Each share of Preferred Stock entitles the holder thereof to seven votes per share on all matters to be voted on by the shareholders of the Company and is mandatorily convertible into one share of the Company’s common stock on June 29, 2011. Each share of Series A-1 Preferred Stock shall, with respect to rights on liquidation, dissolution or winding up, rank (i) on a parity with the Company’s common stock, and (ii) junior to any other class of the Company’s preferred stock. There is no established market for the preferred stock; hence the Company valued the preferred shares at the market value of the common share, $0.50 per share, on the date of acquisition.

Galaxy's investment in SONO		621,500

CHID's investment in Galaxy
Cash	3,000,000
Preferred stock
7,575,757 shares @$0.50	3,787,879
mkt rate as of date of acquisition		6,787,879

Total investment in subsidiaries		7,409,379

3. Pro Forma Adjustments

Certain adjustments have been made to the historical financial statements in order to prepare the pro forma financial information as if the transaction had occurred at the beginning of the fiscal period presented.

The adjustments are as follows:

(1) To record investment in Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited.

(2) To eliminate the investment in subsidiary and equity of Galaxy View International, Ltd. and Shenzhen Sono Digital Electronic Technologies Company Limited.

China Digital Communication Group and Subsidiaries
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
December 31, 2005

	China Digital Communication Group and Subsidiaries	Galaxy View International, Ltd.	Shenzhen Sono Digital Electronic Technologies Company Limited		Pro Forma Adjustments	Pro Forma
Assets
Current Assets
Cash and cash equivalents	$2,061,213	$0	$197,889			$2,259,102
Accounts receivable	2,219,870	-	1,908,466			4,128,336
Inventory	343,705	-	153,884			497,589
Prepaid expenses	130,501	-	-			130,501
Other receivables	10,395	-	334,246			344,641

Total Current Assets	4,765,684	-	2,594,485			7,360,169

Fixed assets, net	684,298	-	24,206			708,504

Other Assets
Deposits	3,100	-	-			3,100
Investment in subsidiary		621,500		1	6,787,879	-
				2	(621,500)
				2	(6,787,879)
Goodwill	1,865,067	-	-	2	6,279,822	8,144,889

Total Current Assets	1,868,167	-	-			8,147,989

Total Assets	$7,318,149	$0	$2,618,691			$16,216,662

Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable and accrued expenses	$903,467	$0	$940,599		-	$1,844,066
Due to related party	174,600		-			174,600
Deferred revenue	81,050	-	69,949			150,999
Provision for income tax	100,822	-	11,620			112,442
Short term note payable	248,000	-	1,088,466			1,336,466

Total Current Liabilites	1,507,939	-	2,110,634			3,618,573

Long-term debt, net of current portion	-	-	-	1	3,000,000	3,000,000

Total Liabilities	1,507,939	-	2,110,634			6,618,573

Stockholders' Equity
Common stock	54,461	-	-			54,461
Preferred stock				1	1,700	1,700
Registered share capital	-	50,000	605,000	2	(655,000)	-
Subscription receivable	-	(50,000)	-	2	50,000	-
Additional paid in capital	2,913,114	621,500	-	1	3,786,179	6,699,293
				2	(621,500)
Statutory reserve	94,327					94,327
Other comprehensive income	111,684	-	(6,389)	2	6,389	111,684
Retained earnings (deficits)	2,636,624	-	(90,554)	2	90,554	2,636,624
					-

Total Stockholders' Equity	5,810,210	621,500	508,057			9,598,089

Total Liabilities and
Stockholders' Equity	7,318,149	621,500	2,618,691		$11,316,644	16,216,662

China Digital Communication Group and Subsidiaries
UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Year Ended December 31, 2005

	China Digital Communication Group and Subsidiaries	Galaxy View International, Ltd.	Shenzhen Sono Digital Electronic Technologies Company Limited	Pro Forma Adjustments	Pro Forma
Sales revenue	$12,742,088	$0	$5,339,654		$18,081,742

	12,742,088	-	5,339,654		18,081,742

Cost of goods sold	8,971,859	-	2,491,064		11,462,923

	8,971,859	-	2,491,064		11,462,923

Gross Profit	3,770,229	-	2,848,590		6,618,819

General, selling and
administrative expenses	1,005,198	-	627,399	-	1,632,597

Operating income	2,765,031	-	2,221,191	-	4,986,222

Nonoperating income ( expense )

Interest income	3,877	-	8,093		11,970
Interest expenses	(32,856)	-	-		(32,856)

Total nonoperating income ( expenses )	(28,979)	-	8,093		(20,886)

Income ( loss ) before provision for income tax	2,736,052	-	2,229,284		4,965,336

Provision for income taxes	111,773	-	360,679		472,452

Net income	$2,624,279	$0	$1,868,605	-	$4,492,884

Net income (loss) per share:
Basic & diluted					$0.08

Weighted average number of shares outstanding:
Basic & diluted					54,460,626

China Digital Communication Group and Subsidiaries
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
March 31, 2006

	China Digital Communication Group and Subsidiaries	Galaxy View International, Ltd.	Shenzhen Sono Digital Electronic Technologies Company Limited		Pro Forma Adjustments	Pro Forma
Assets

Current Assets
Cash and cash equivalents	$3,610,109	$0	$664,132			$4,274,241
Accounts receivable	1,297,433	-	896,962			2,194,395
Inventory	243,142	-	104,832			347,974
Prepaid expenses	235,466	-	-			235,466
Other receivables	10,462	-	361,279			371,741

Total Current Assets	5,396,612	-	2,027,205			7,423,817

Fixed assets, net	641,522	-	47,981			689,503

Other Assets
Deposits	3,100	-	2,496			5,596
Cash advance for business acquisition	3,000,000			1	(3,000,000)	-
Investment in subisiaries		621,500		1	6,787,879	-
				2	(6,787,879)
				2	(621,500)
Goodwill	1,865,067	-	-	2	6,385,023	8,250,090

Total Current Assets	4,868,167	-	2,496			8,255,686

Total Assets	$10,906,301	$0	$2,077,682			$16,369,006

Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable and accrued expenses	$785,582	$0	$494,412		-	$1,279,994
Due to related party	174,600		-			174,600
Deferred revenue	1,965	-	93,725			95,690
Provision for income tax	56,215	-	-			56,215
Short term note payable	249,600	-	1,086,689			1,336,289

Total Current Liabilites	1,267,962	-	1,674,826			2,942,788

Long-term debt, net of current portion	3,000,000	-	-			3,000,000

Total Liabilities	4,267,962	-	1,674,826			5,942,788

Stockholders' Equity
Common stock	72,961	-	-			72,961
Preferred stock	-			1	1,700	1,700
Registered share capital	-	50,000	605,000	2	(655,000)	-
Subscription receivable	-	(50,000)	-	2	50,000	-
Additional paid in capital	12,514,614	621,500	-	1	3,786,179	16,300,793
				2	(621,500)
Advance for business acquisition	(9,620,000)	-	-			(9,620,000)
Statutory reserve	128,784	-	-			128,784
Other comprehensive income	203,030	-	(3,563)	2	3,563	203,030
Retained earnings (deficits)	3,338,950	-	(198,581)	2	198,581	3,338,950

Total Stockholders' Equity	6,638,339	621,500	402,856			10,426,218

Total Liabilities and Stockholders' Equity	$10,906,301	$621,500	$2,077,682		$5,527,046	$16,369,006

China Digital Communication Group and Subsidiaries
UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Period January 1, 2006 through March 31, 2006

	China Digital Communication Group and Subsidiaries	Galaxy View International, Ltd.	Shenzhen Sono Digital Electronic Technologies Company Limited	Pro Forma Adjustments	Pro Forma

Sales revenue	$3,183,547	$0	$87,934		$3,271,481

	3,183,547	-	87,934		3,271,481

Cost of goods sold	2,209,267	-	65,976		2,275,243

	2,209,267	-	65,976		2,275,243

Gross Profit	974,280	-	21,958		996,238

General, selling and
administrative expenses	171,967	-	128,476	-	300,443

Operating income ( loss )	802,313	-	(106,518)	-	695,795

Nonoperating income ( expense )

Interest income	5,115	-	340		5,455
Other expense	(268)	-	-		(268)
Interest expense	(29,840)	-	(1,848)		(31,688)
Total nonoperating income ( expenses )	(24,993)	-	(1,508)		(26,501)

Income ( loss ) before provision for income tax	777,320	-	(108,026)		669,294

Provision for income taxes	40,537	-	-		40,537

Net income ( loss )	$736,783	$0	($108,026)	-	$628,757

Net income per share:
Basic					$0.01
Diluted					$0.01

Weighted average number of shares outstanding:
Basic					63,710,626
Diluted					63,716,126

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

SEPTEMBER 30, 2006

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(UNAUDITED)

TABLE OF CONTENTS

Unaudited Condensed Consolidated Balance Sheet (Restated)	2

Unaudited Condensed Consolidated Statements of Income (Restated)	3

Unaudited Condensed Consolidated Statements of Cash Flow (Restated)	4

Notes to unaudited Condensed Consolidated Financial Statements	5

1

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
SEPTEMBER 30, 2006
(RESTATED)

ASSETS

Current Assets
Cash and cash equivalents	$1,160,521
Accounts receivable, net	5,423,129
Inventory	262,327
Other receivables	80,326
Total Current Assets	6,926,303

Property & Equipment, net	634,924

Other Assets
Deposits	515,408
Amortizable intangible assets, net	2,704,930
Goodwill	12,141,502
Total Other Assets	15,361,840

Total Assets	$22,923,067

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Loan Payable	$253,200
Accounts payable and accrued expenses	2,080,915
Income tax payable	1,841
Loan payable to related party	174,600
Advances	65,832
Deferred revenue	1,993
Total Current Liabilities	2,578,381

Stockholders' Equity
Common stock, $.001 par value, 140,000,000
shares authorized, 54,460,626 issued and outstanding	54,460
Preferred stock, $.001 par value, 7,575,757
shares authorized, 7,575,757, issued and outstanding	7,576
Additional paid in capital	16,887,627
Statutory reserve	298,443
Other comprehensive income	308,756
Retained earnings	2,787,824
Total Stockholders' Equity	20,344,686

Total Liabilities and Stockholders' Equity	$22,923,067

The accompanying notes are an integral part of these unaudited consolidated financial statements

2

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(RESTATED)

	Three Month Periods Ended		Nine Month Periods Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Sales, net	$4,031,596	$3,405,238	$10,242,953	$9,629,077
Cost of sales	2,364,632	2,420,281	6,693,359	6,831,419
Gross profit	1,666,965	984,957	3,549,594	2,797,658

Selling expense	36,813	10,487	52,598	44,520
General and administrative expenses	334,718	244,348	999,495	714,527
Total operating expenses	371,531	254,835	1,052,093	759,047

Income from operations	1,295,434	730,122	2,497,501	2,038,611

Other (Income) Expense
Interest income	(8,512)	(972)	(19,109)	(2,666)
Miscellaneous expense (income)	(630)	15,052	(362)	10,629
Interest expense	69,636	8,421	164,962	22,972
Total Other Expense	60,494	22,501	145,491	30,935

Income before income taxes	1,234,940	707,621	2,352,010	2,007,676

Provision for income taxes	210	42,362	72,849	113,103

Net income	1,234,730	665,259	2,279,161	1,894,573

Other comprehensive income
Foreign currency translation	15,282	86,857	247,074	38,971

Comprehensive Income	$1,250,012	$752,116	$2,526,235	$1,933,544

Net income per share:
Basic & diluted	$0.02	$0.01	$0.04	$0.03

Weighted average number of shares outstanding:
Basic & diluted	54,460,626	54,460,626	54,460,626	54,460,626

Weighted average number of shares for dilutive securities has not been taken since the effect of dilutive securities is anti-dilutive

The accompanying notes are an integral part of these unaudited consolidated financial statements

3

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(RESTATED)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,279,161	$1,894,573
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	139,505	59,292
Amortization	249,686	249,686
Gain on disposal of property & equipment	-	19,166
(Increase) / decrease in assets:
Accounts receivables	(472,045)	(74,556)
Inventory	87,451	91,707
Other receivables	268,398	(48,416)
Prepaid expense	131,285	8,638
Deposits	(505,052)	(100,444)
Increase / (decrease) in current liabilities:
Accounts payable and accrued expenses	(794,988)	360,635
Income tax payable	(54,950)	(469,116)
Deferred revenue	(79,723)	-

Total adjustments	(1,030,434)	96,592

Net cash provided by operations	1,248,727	1,991,165

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of subsidiary	(3,000,000)	-
Cash acquired in acquisition	708,002	-
Acquisition of property & equipment	(22,651)	(311,336)

Net cash used in investing activities	(2,314,649)	(311,336)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment on loan payable	(3,000,000)	-
Proceed from loan payable	3,000,000	-

Net cash provided by financing activities	-	-

Effect of exchange rate changes on cash and cash equivalents	165,230	38,576

Net increase/(decrease) in cash and cash equivalents	(900,692)	1,718,405

Cash and cash equivalents, beginning balance	2,061,213	437,126

Cash and cash equivalents, ending balance	$1,160,521	$2,155,531

SUPPLEMENTAL DISCLOSURES:

Cash paid during the year for:

Income tax payments	$56,902	$164,091

Interest payments	$37,754	$22,972

Non-cash investing and financing activities:

Issuance of preferred stock for purchase of business	$7,576	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements

4

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note A - ORGANIZATION

China Digital Communication Group (the “Company”) was incorporated under the laws of the State of Nevada on March 27, 2001. On September 30, 2004, the Company entered into an Exchange Agreement with Billion Electronics Co., Ltd. (Billion). Billion owns all of the issued and outstanding shares of Shenzhen E’Jenie Science and Technology Company, Limited (E’Jenie). Billion, was incorporated under the laws of the British Virgin Islands on July 27, 2004. Shenzhen E’Jenie Science & Technology Company Limited, was legally established on July 8, 2002 under the laws of the Peoples’ Republic of China (PRC). On June 28, 2006, the Company finalized an Exchange Agreement with Galaxy View International, Ltd (Galaxy View). Galaxy View owns all of the issued and outstanding shares of Shenzhen Sono Digital Technologies Company Limited (Sono). Galaxy View was incorporated under the laws of the British Virgin Islands on August 22, 2005. Sono was legally established on May 29, 2001 under the laws of the Peoples’ Republic of China. When used in these notes, the terms “Company,” “we,” “our,” or “us” mean China Digital Communication Group and its Subsidiaries.

On September 30, 2004, the Company entered into an Exchange Agreement with Billion. Pursuant to the Exchange Agreement, the Company agreed to purchase all of the issued and outstanding shares of Billion for approximately $1,500,000 in cash and 4,566,210 shares of the Company’s common stock, or approximately 8.7% of the total issued and outstanding shares.

On June 28, 2006, the Company finalized an Exchnage Agreement with Galaxy View International Ltd., the Company and the shareholders of Galaxy View (the “Shareholders”). Pursuant to the Exchange Agreement, the Company acquired 100% of Galaxy View in a cash and stock transaction valued at approximately $6,787,879. Under the terms of the Agreement, the Company will pay to the Shareholders $3,000,000 million in cash and deliver 7,575,757 unregistered shares of China Digital preferred stock valued at approximately $3,787,879.

Note B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared by China Digital Communication Group, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) Form 10-QSB and Item 310 of Regulation S-B, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10-KSB. The results of the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year ending December 31, 2006.

Note B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Consolidation

The consolidated financial statements include the accounts of China Digital Communication Group and its wholly owned subsidiaries Billion, E’Jenie, Galaxy View and Sono , collectively referred to within as the Company. All material intercompany accounts, transactions and profits have been eliminated in consolidation.

5

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The payment term for Sono is as follows; 30% of the invoice is due when the order is shipped and 60% of the invoice is within six months. The clients have another six month to pay for the 10% remaining balance.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange Gain (Loss):

During the nine month period ended September 30, 2006, the transactions of E’Jenie and Sono were denominated in foreign currency and were recorded in Chinese Yuan Renminbi (CNY) at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

6

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Translation Adjustment

As of September 30, 2006, the accounts of E’Jenie and Sono were maintained, and its financial statements were expressed, in Chinese Yuan Renminbi (CNY). Such financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholder’s equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity. Transaction gains and losses are reflected in the income statement.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Allowance for doubtful debts amounted to $155,581 as of September 30, 2006.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Management compares the cost of inventories with the market value and allowance is made for writing down their inventories to market value, if lower. As of September 30, 2006, inventory consisted of raw material, work in progress and finished goods as follows:

Inventory
Raw Material	$87,486
Work-in-process	29,089
Finished goods	145,753
$262,327

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share”. SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Recent accounting pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006.

7

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

In March 2006 FASB issued SFAS 156 ‘Accounting for Servicing of Financial Assets’ this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1.	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

2.	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

3.	Permits an entity to choose ‘Amortization method’ or Fair value measurement method’ for each class of separately recognized servicing assets and servicing liabilities:

4.
At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

5.
Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

This Statement is effective as of the beginning of the Company’s first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the consolidated financial statements.

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

a.  A brief description of the provisions of this Statement

8

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

b.  The date that adoption is required

c.  The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The management is currently evaluating the effect of this pronouncement on financial statements.

Note C — GOODWILL AND INTANGIBLE ASSETS (RESTATED)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”),” goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment periodically in accordance with SFAS 142.

As of September 30, 2006, the Goodwill comprised of the following:

Goodwill
Acquisition of Billion	$7,039,593
Acquisition of Galaxy View	5,101,909
$12,141,502

9

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Intagible Assets

The Company applies the criteria specified in SFAS No. 141, “Business Combinations” to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years. The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that it might be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible asset to its future net undiscounted cash flows. If the intangible asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of September 30, 2006 there were no significant impairments of its long-lived assets.

As of September 30, 2006 intangible assets consist of the following:

Customer relationship	$2,691,445
Design	366,850
Proprietary technology	270,850
Intangible assets	3,329,145
Accumulated amortization	(624,215)
$2,704,930

The intangible assets are amortized over 10 years. Amortization expenses were $249,686 for the nine months ended September 30, 2006 and 2005, respectively.

10

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Amortization expenses for the Company’s intangible assets over the next five fiscal years is estimated to be:

2007	$332,915
2008	332,915
2009	332,915
2010	332,915
2011,	332,915
After	1,040,355
Total	$2,704,930

Note D - PROPERTY, PLANT & EQUIPMENT

Property, plant & equipment consist of the following at September 30, 2006:

Machinery	$772,855
Leasehold improvement	4,125
Automobile	9,731
Office equipment	82,624
869,335
Accumulated depreciation	(234,412)
$634,924

Note E - LOAN PAYABLE (RESTATED)

As of September 30, 2006, the Company has an unsecured, due on demand, non interest-bearing loan payable in the amount of $253,200 to a third party

Note F - ACCOUNTS PAYABLE & ACCRUED EXPENSES (RESTATED)

As of September 30, 2006, accounts payable & accrued expenses comprised of the following:

Accounts payable and accrued expenses	$1,824,292
Accrued interest	127,208
VAT payable	129,415
Total	$2,080,915

Note G - RELATED PARTY TRANSACTIONS

As of September 30, 2006, the Company has an unsecured, due on demand, interest free loan from a shareholder, in the amount of $174,600.

Note H - INCOME TAXES

The Company through its subsidiaries, E’Jenie and Sono, is governed by the Income Tax Laws of the PRC. Operations in the United States of America have incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future and hence the Company has not recorded any deferred assets as of September 30, 2006.

11

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax (“EIT”) is at a statutory rate of 33%, which is comprises of 30% national income tax and 3% local income tax. E’Jenie qualified as a new technology enterprise and under PRC Income Tax Laws, is subject to a preferential tax rate of 15%. Sono is a Foreign Investment Enterprise and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first profitable year.

Income tax provision for the nine months ended September 30, 2006:

Provision for PRC Income and local taxes	$72,849
U.S Statutory rates	34%
Foreign income not recognized in USA	(34%)
PRC income tax	15%

Note I- COMMITTMENTS

Operating Leases

The Company leases various office facilities under operating leases that terminate on various dates. Rental expense for these leases consisted of approximately $77,290 for the nine month period ended September 30, 2006. The Company has future minimum lease obligations as follows:

2006	$6,794
Total	$6,794

Note J- STOCK OPTION (RESTATED)

On November 4, 2005, the Company issued a nonqualified stock option for 100,000 shares to a member of the board with an exercise price of $0.53 that will expire on November 3, 2010. The option vested and became exercisable immediately.

The Company's 2005 Stock Option Incentive Plan (the “Plan”) provides for the grant of 100,000 option rights to a non-employee director. The Plan is administered by the Company's Compensation Committee (“Compensation Committee”). The Compensation Committee, as administrator of the plan, has the authority to select plan participants and determine the terms and conditions of such awards.

Risk-free interest rate	4.00%
Expected life of the options	5 year
Expected volatility	58.0%
Expected dividend yield	0%

On March 20, 2006, the Company issued a non-incentive stock option for 150,000 shares to a consultant with an exercise price of $0.702 that will expire on March 19, 2009. The option vested and became exercisable on May 1, 2006.

12

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Risk-free interest rate	4.77%
Expected life of the options	3 year
Expected volatility	126.76%
Expected dividend yield	0%

Options outstanding at September 30, 2006 and related weighted average price and intrinsic value is as follows:

Exercise Prices	Total Options Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Aggegrate Intrinsic Value
$0.530	100,000	0.85	$0.530	100,000	$0.530	-
$0.702	150,000	0.83	$0.702	150,000	$0.702	-

Note K - ACQUISTION AGREEMENTS

On February 14, 2006, China Digital Communication Group, UPE Limited (Far East), a BVI corporation ("UPE Limited"), Shenzhen Zhuo Tong Power Supply Industry Co., Ltd., a Shenzhen corporation and a wholly-owned subsidiary of UPE Limited ("Zhuo Tong"), and the shareholders of UPE Limited (the "Shareholders"), entered into a Share Exchange Agreement (the "Agreement") pursuant to which China Digital will acquire 100% of UPE Limited in an all stock transaction valued at approximately US$9.6 million. China Digital issued 18.5 million shares of its common stock to the Shareholders in exchange for all of the shares UPE Limited (the "Share Exchange"). Upon completion of the Share Exchange, the Shareholders will own approximately 25% of China Digital.

On June 26, 2006, the Company issued a press release announcing that it had terminated its Share Exchange Agreement dated February 14, 2006 (the “Agreement”), with UPE Limited (Far East), a BVI corporation (UPE Limited”), Shenzhen Zhuo Tong Power Supply Industry Co., Ltd., a Shenzhen corporation and a wholly-owned subsidiary of UPE Limited, and the shareholders of UPE Limited (the “Shareholders”). As a result of the termination of the Agreement, the Shareholders returned, and the Company cancelled, the 18.5 million shares of the Company’s common stock that were previously issued to the Shareholders.

On March 22, 2006, China Digital Communication Group, Galaxy View International LTD, a BVI corporation ("Galaxy"), Shenzhen Sono, a Shenzhen corporation and a wholly-owned subsidiary of Galaxy ("Sono"), and the shareholders of Galaxy (the "Shareholders"), entered into a Share Exchange Agreement (the "Agreement") pursuant to which China Digital will acquire 100% of Galaxy for approximately $6,787,879. China Digital paid $3 million dollars on March 12, 2006 to Galaxy and issued 7,575,757 million shares of Series A-1 Convertible Preferred Stock July 11, 2006. The Company finalized the Agreement on June 28, 2006. Each share of Series A-1 Preferred Stock entitles the holder thereof to seven votes per share on all matters to be voted on by the shareholders of the Company and is mandatorily convertible into one share of the Company’s common stock on June 29, 2011. Each share of Series A-1 Preferred Stock shall, with respect to rights on liquidation, dissolution or winding up, rank (i) on a parity with the Company’s common stock, and (ii) junior to any other class of the Company’s preferred stock.

13

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note L - STOCK EXCHANGE AGREEMENTS

Galaxy View

On June 28, 2006 the Company completed the purchase of Galaxy View, which owns all of the issued and outstanding shares of Sono. By acquiring all of the outstanding capital stock of Galaxy View and Sono in exchange for $3,000,000 and 7,575,757 shares of the Company’s Series A-1 Convertible Preferred Stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, Galaxy View’s and Sono’s results of operations have been included in the consolidated financial statements since the date of acquisition. The shares, valued at $3,787,879, were issued in July 2006.

The following table presents the allocation of the acquisition cost, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed:

Cash and cash equivalents	$701,169
Accounts receivable	2,648,929
Other receivable	337,825
Prepaid	701
Property, plant, and equipment	54,041
Total assets	3,742,665

Accounts payable	$1,991,591
Deferred revenue	65,104
Total liabilities	2,056,695

Total acquisition cost	$1,685,970

Cost
Total cost of investment	$6,787,879

Total Acquisition cost	1,685,970

Goodwill	$5,101,909

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of Galaxy View had occurred at January 1, 2006 and 2005:

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Sales	$12,822,233	$13,497,255

Net income	$3,648,248	$3,702,993

Net income per share - basic	$0.07	$0.07

Net income per share - diluted	$0.07	$0.07

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time, nor is it intended to be a projection of future results.

14

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note M - STATUTORY COMMON WELFARE FUND

As stipulated by the Company Law of the People’s Republic of China (PRC), net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;

ii.
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

iii.
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company’s “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company’s employees; and

iv.	Allocations to the discretionary surplus reserve, if approved in the stockholders’ general meeting.

The Company established a reserve for the annual contribution of 5% of net income to the welfare fund in 2005. The amount included in the statutory reserve for the nine month period ended September 30, 2006 amounted to $64,198.

Note N - STATUTORY RESERVE

In accordance with the Chinese Company Law, the company has allocated 10% of its annual net income, amounting $128,396 as statutory reserve for the nine month period ended September 30, 2006.

Note O - OTHER COMPREHENSIVE INCOME (RESTATED)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders’ equity, at December 31, 2005 and September 30, 2006 are as follows:

Foreign Currency Translation Adjustment
Balance at December 31, 2005	$61,682
Change for 2006	247,074
Balance at September 30, 2006	$308,756

Note P - SEGMENT REPORTING

The Company has two principal operating segments which are: battery components manufacturer and supplier of 3G telecommunications equipment, and supplier of hi-tech telecommunication equipment to the telecommunications industry. These operating segments were determined based on the nature of the products offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company's chief executive officer and chief financial officer have been identified as the chief operating decision makers. The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and other measurement factors of each respective segment.

15

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The Company has determined that battery components manufacturer and supplier of 3G telecommunications equipment, and supplier of hi-tech telecommunication equipment to the telecommunications industry are reportable segments as they meet the quantitative thresholds under Financial Accounting Standards Board Statement No. 131 (Disclosures about Segments of an Enterprise and Related Information).

The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The following table shows the operations of the Company's reportable segments:

Information about operations by operating segment for the three and nine months ended September 30, 2006 is as follows:

	Battery	Hi-Tech
	Component	Telecommunication	U.S	Total
Three months ended September 2006
Revenues	$2,215,683	$1,815,913	$-	$4,031,596
Intersegment sales	-	-	-	-
Income (loss) before taxes	565,775	955,065	(285,900)	1,234,940
Depreciation and amortization	44,108	3,380	-	47,488
Interest expense	11,412	-	58,224	69,636
Interest income	6,687	1,825	-	8,512

	Battery	Hi-Tech
	Component	Telecommunication	U.S	Total
Nine months ended September 2006
Revenues	$8,427,040	$1,815,913	$-	$10,242,953
Intersegment sales	-	-	-	-
Income (loss) before taxes	2,268,947	955,065	(872,002)	2,352,010
Total assets (1)	4,002,326	4,050,969	23,340	8,076,635
Property additions (2)	22,586	-	-	22,586
Depreciation and amortization	136,125	3,380	-	139,505
Interest expense	37,754	-	127,208	164,962
Interest income	17,284	1,825	-	19,109

The Company only had one reportable segement for the year ended September 30, 2005.

(1) Total business assets are the owned or allocated assets used by each business. Corporate assets consist of cash and cash equivalents, unallocated fixed assets of support divisions and common facilities, and certain other assets.

(2) Corporate property additions and depreciation and amortization expense include items attributable to the unallocated fixed assets of support divisions and common facilities.

Also, because all of the Company’s sales are derived from the sales of products in China, all long-lived assets are located in China.

16

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note Q - RESTATEMENTS

Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2004, the Company determined that certain transactions and presentation in the financial statements had not been accounted for properly in the Company's financial statements. Specifically, the purchase price allocation for the acquisition of Billion Electronics Co. Ltd., was not done properly. Also, the acquisition balance sheet for Billion Electronics Co. Ltd., was taken as of September 30, 2004 instead of November 15, 2004. The Company decided to restate the financial statements for the year ended December 31, 2004 which resulted in a change in the opening numbers for the nine months ended September 30, 2006. The financial statements for the nine months ended September 30, 2006 have been restated to give effect to the changes to the opening balances.

The effect of the restatement is as follows:

	Reported	Restated
	2006	2006

Amortizable intangible assets, net	$-	$2,704,930
Goodwill	6,966,976	12,141,502
Total Other Assets	7,482,384	15,361,840
Total Assets	15,043,611	22,923,067

Loan payable	-	253,200
Accounts payable and accrued expenses	2,564,512	2,080,915
Income tax payable	46,341	1,841
Total Current Liabilities	2,853,278	2,578,381

Additional paid in capital	6,693,417	16,887,627
Statutory reserve	302,199	298,443
Other comprehensive income	128,360	308,756
Accumulated deficit	5,004,320	2,787,824
Total Stockholders' Equity	12,190,333	20,344,686
Total Liabilities and Stockholders' Equity	$15,043,611	$22,923,067

17

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

CONSOLIDATED STATEMENTS OF INCOME

	Three Month Periods Ended		Nine Month Periods Ended
	Reported	Restated	Reported	Restated
	9/30/06	9/30/06	9/30/06	9/30/06
General and administrative expenses	$251,488	$334,718	$749,809	$999,495
Total operating expenses	288,301	371,531	802,407	1,052,093
Loss from operations	1,378,664	1,295,434	2,747,188	2,497,501
Income (loss) before income taxes	1,318,170	1,234,940	2,601,697	2,352,010
Net income (loss)	1,317,960	1,234,730	2,528,848	2,279,161
Foreign currency translation	(163,261)	15,282	16,676	247,074
Comprehensive Income (Loss)	1,154,699	1,250,012	2,545,524	2,526,235
Net income (loss) per share:
Basic and diluted	$0.02	$0.02	$0.05	$0.04

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Month Periods Ended		Nine Month Periods Ended
	Reported	Restated	Reported	Restated
	9/30/05	9/30/05	9/30/05	9/30/05
General and administrative expenses	161,119	244,348	434,816	714,527
Total operating expenses	171,606	254,835	479,336	759,047
Loss from operations	813,351	730,122	2,318,322	2,038,611
Income (loss) before income taxes	790,850	707,621	2,287,387	2,007,676
Provision for income taxes	42,362	42,362	112,303	113,103
Net income (loss)	748,488	665,259	2,175,084	1,894,573
Foreign currency translation	65,915	86,857	71,075	38,971
Comprehensive Income	814,403	752,116	2,246,159	1,933,544
Net income (loss) per share:
Basic and diluted	$0.01	$0.01	$0.04	$0.03

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30
	2006	2006	2005	2005
	(Reported)	(Restated)	(Reported)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,528,848	$2,279,161	$2,175,084	$1,894,573
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization		249,686		249,686
Accounts receivables	(472,045)	(472,045)	(121,044)	(74,556)
Inventory	87,451	87,451	89,715	91,707
Other receivables	268,398	268,398	(49,547)	(48,416)
Deposits	(505,052)	(505,052)	(93,670)	(100,444)
Increase / (decrease) in current liabilities:
Accounts payable and accrued expenses	(545,029)	(794,988)	(48,463)	360,635
Income tax payable	(54,950)	(54,950)	(49,139)	(469,116)
Deferred revenue	(79,723)	(79,723)	(16,030)
Total adjustments	(1,030,161)	(1,030,434)	(210,384)	96,592
Net cash provided by operations	1,498,687	1,248,727	1,964,700	1,991,165
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property & equipment	(22,651)	(22,651)	(316,760)	(311,336)
Net cash used in investing activities	(2,314,649)	(2,314,649)	(316,760)	(311,336)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on loan payable	(3,249,960)	(3,000,000)	(2,120)	-
Net cash provided by financing activities	(249,960)	-	(2,120)	-
Effect of exchange rate changes on cash and cash equivalents	$165,230	$165,230	$72,585	$38,576

18

CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note R - SUBSEQUENT EVENTS (RESTATED)

On January 20, 2007 Sono moved into a new office in the building and signed an operating lease agreement for the office space in Shenzhen, China that will terminate on December 31, 2007. Monthly rent is approximately $746.

On January 20, 2007 the Company moved into a new office in the building and signed an operating lease agreement for the office space in Pasadena, California that will terminate on December 31, 2007. The office will serve as the center of operations in North America. Monthly rent is $1,400.

On April 24, 2007, the Company entered into an Agreement on Transfer of Shares of Sono Digital Electronic Technologies Co., Ltd. with Liu Changqing and Wang Feng (collectively, the Purchasers”) for the sale of our wholly-owned subsidiary Sono Digital Electronic Technologies Co., Ltd. (“Sono”) (the “Agreement”). Changqing will purchase a 60% interest and Feng will purchase a 40% interest in Sono. In exchange for all of the outstanding shares of Sono, the Purchasers will pay $3,000,000 USD as consideration for the acquisition. We will enter into promissory notes with the Purchasers for payment of their share of the $3,000,000 which is due within 90 days of April 24, 2007. If payment is not made within 90 days, the promissory notes will accrue interest at 18% per annum from the closing date. The company has recovered $2 million subsequent to June 30, 2007.

19

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

The following table presents the statement of operations for the three months ended September 30, 2006 as compared to the comparable period of the three months ended September 30, 2005. The discussion following the table is based on these results.

	2006	2005

Sales, net	$4,031,596	$3,405,238

Cost of sales	2,364,632	2,420,281
Gross profit	1,666,965	984,957

Selling expense	36,813	10,487
General and administrative expenses	334,718	244,348
Income from operations	1,295,434	730,122

Other (Income) Expense
Interest income	(8,512)	(972)
Miscellaneous (income) expense	(630)	15,052
Interest expense	69,636	8,421
Total Other Income	60,494	22,501

Income before income taxes	1,234,940	707,621

Provision for income taxes	210	42,362

Net income	$1,234,730	$665,259

Net sales

Net sales for the three months ended September 30, 2006 totaled $4,031,596 compared to $3,405,238 for the three months ended September 30, 2005, an increase of $626,358 or approximately 18.4%. The increase was due to the acquisition of Sono. Net sales included from Sono for the three months ended September 30, 2006 totaled $1,815,913. Net sales of E’Jenie for the three months ended September 30, 2006 totaled $2,215,683 compared to $3,405,238 for the three months ended September 30, 2005, a decrease of approximately 35%. The decrease was due to the slower than expected sales for our new batteries for the three months ended September 30, 2006.

Cost of Sales

Cost of sales for the three months ended September 30, 2006 totaled $2,364,632 or 58.65% of net sales compared to $2,420,281 or 71.1% of net sales for the three months ended September 30, 2005, a decrease of $55,649 or approximately 2.3%. The decrease was due to the fact that Sono operates on a higher profit margin. Total cost of goods sold for Sono for the three months ended was $767,581 for sales of $1,815,913 or approximately 42.3%, while total cost of goods sold for E’Jenie for the three months ended was $1,597,051 for sales of $2,215,683 or approximately 73%. .

Operating Expense

Selling, general and administrative, and consulting fees for the three months ended September 30, 2006 totaled $371,531 or approximately 9.2% of net sales compared to $254,835 or 7.48% of net sales for the three months ended September 30, 2005, an increase of $116,696 or approximately 45.8%. The increase in general and administrative expenses was primarily due to the increase in accounting and, legal, and other professional fees related to the SEC comment letters related to our financial statements and additional general and additional expense from Sono that was not included in the September 30, 2005 numbers.

Income (Loss) from Operations

Income (loss) from operations for the three months ended September 30, 2006 totaled $1,295,434 or approximately 32% of net sales compared to $730,122 or approximately 21.4% of net sales for the three months ended September 30, 2005, an increase of $565,312 or approximately 77.4%. The increase was primarily due to the increase in our net sales from the acquisition of Sono as described above.

Interest Expense

Interest expense for the three months ended September 30, 2006 totaled $69,636 compared to $8,421 for the three months ended September 30, 2005, an increase of $61,215 or approximately 726.9%. The increase was due to loan obtained for the acquisition of Galaxy and Sono.

Net Income

Net income (loss) for the three months ended September 30, 2006 totaled $1,234,730 compared to $665,259 for the three months ended September 30, 2005, an increase of $569,471 or approximately 85.6%. The increase in net income was primarily due to the increase in our net sales from the acquisition of Sono as described above.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

The following table presents the statement of operations for the nine months ended September 30, 2006 as compared to the comparable period of the nine months ended September 30, 2005. The discussion following the table is based on these results.

	2006	2005

Sales, net	$10,242,953	$9,629,077

Cost of sales	6,693,359	6,831,419
Gross profit	3,549,594	2,797,658

Selling expense	52,598	44,520
General and administrative expenses	999,495	714,527
Income from operations	2,497,501	2,038,611

Other (Income) Expense
Interest income	(19,109)	(2,666)
Miscellaneous (income) expense	(362)	10,629
Interest expense	164,962	22,972
Total Other Income	145,491	30,935

Income before income taxes	2,352,010	2,007,676

Provision for income taxes	72,849	113,103

Net income	$2,279,161	$1,894,573

Net sales

Net sales for the nine months ended September 30, 2006 totaled $10,242,953 compared to $9,629,077 for the nine months ended September 30, 2005, an increase of $613,879 or approximately 6.4%. The increase was due to the acquisition of Sono. Net sales for the third quarter ended September 30, 2006 for Sono totaled $1,815,913. Net sales of E’Jenie for the nine months ended September 30, 2006 totaled $8,427,040 compared to $9,629,077 for the nine months ended September 30, 2005, a decrease of approximately 12.5%. The decrease was due to the slower than expected sales for our new batteries for the nine months ended September 30, 2006.

Cost of Sales

Cost of sales for the nine months ended September 30, 2006 totaled $6,693,359or approximately 65.3% of net sales compared to $6,831,419 or 70.9% of net sales for the three months ended September 30, 2005, a decrease of $138,060 or approximately 2%. The decrease was due to the fact that Sono operates on a higher profit margin. Total cost of goods sold included for Sono was $767,581 for sales of $1,815,913 or approximately 42.3%, while total cost of goods sold for E’Jenie was $5,925,778 for sales of $8,427,040 or approximately 70%. .

The decrease in dollars and percentage was due to decrease in net sales for E’Jenie for the nine months ended September 30, 2006 and a higher profit margin from Sono.

Operating Expense

Selling, general and administrative, and consulting fees for the nine months ended September 30, 2006 totaled $1,052,093 or approximately 10.3% of net sales compared to $759,047 or approximately 7.9% of net sales for the nine months ended September 30, 2005, an increase of $293,046 or approximately 38.6%. The increase in general and administrative expenses was primarily due to the increase in accounting and, legal, and other professional fees related to the SEC comment letters related to our financial statements and additional general and additional expense from Sono that was not included in the September 30, 2005 numbers.

Income (Loss) from Operations

Income (loss) from operations for the nine months ended September 30, 2006 totaled $2,497,501 or approximately 24.4% of net sales compared to $2,038,611 or approximately 21.2% for the nine months ended September 30, 2005, an increase of $458,890 or approximately 22.5%. The increase was primarily due to the increase in our net sales from the acquisition of Sono as described above.

Interest Expense

Interest expense for the nine months ended September 30, 2006 totaled $164,962 compared to $22,972 for the nine months ended September 30, 2005, an increase of $141,990 or approximately 618.1%. The increase was due to loan obtained for the acquisition of Galaxy and Sono.

Net Income

Net income (loss) for the nine months ended September 30, 2006 totaled $2,279,161 compared to $1,894,573 for the nine months ended September 30, 2005, an increase of $384,588 or approximately 20.3%. The increase in net income was primarily due to the increase in our net sales from the acquisition of Sono as described above.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of liquidity as of September 30, 2006 is our cash on hand and accounts receivable. Net cash provided by operations for the nine months ended September 30, 2006 was $1,248,727, as compared to net cash provided by operations of $1,991,165 during the same period in 2005. The decrease in net cash used in operating activities was a result of the increase our deposits of $505,052 for the future acquisition of our two facilities that they are currently leasing. In good faith, the Company made several deposits, totaling $511,599 to the landlord.. Our cash and cash equivalents were $1,160,521 and $2,155,531 as of September 30, 2006 and 2005, respectively. Our current assets totaled $6,926,303 on September 30, 2006. Our current liabilities were $2,578,381 on September 30, 2006. Working capital was $4,347,922 as of September 30, 2006.

Net cash used in investing activities totaled $(2,314,649) for the nine months ended September 30, 2006, compared with $(311,336) for the nine months ended September 30, 2005. The net cash change was $(900,692) and $1,718,405 for the third quarter of 2006 and 2005, respectively.

We will continue to evaluate alternative sources of capital to meet our growth requirements, including other asset or debt financing, issuing equity securities and entering into other financing arrangements. There can be no assurance, however, that any of the contemplated financing arrangements described herein will be available and, if available, can be obtained on terms favorable to us.

At September 30, 2006, the Company does have a line of credit available with a bank that will expire on March 22, 2007. The line of credit is not guaranteed by any shareholders.

Working Capital Requirements

Historically operations and short term financing have been sufficient to meet our cash needs. We believe that we will be able to generate revenues from sales and raise capital through private placement offerings of its equity securities to provide the necessary cash flow to meet anticipated working capital requirements. However, our actual working capital needs for the long and short term will depend upon numerous factors, including operating results, competition, and the availability of credit facilities, none of which can be predicted with certainty. Future expansion will be limited by the availability of financing products and raising capital.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Galaxy View International Limited and Subsidiary

We have audited the accompanying balance sheets of Galaxy View International Limited and Subsidiary as of December 31, 2005 and 2004, and the related statements of income, stockholders' equity, and cash flows for the year ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galaxy View International Limited and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14, the financial statements for the years ended December 31, 2005 and 2004 have been restated.

/s/ Kabani & Company, Inc.
Certified Public Accountants

Los Angeles, California
June 22, 2006 except for note 6, 7, and 14 which are as of August 16, 2006

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$197,889	$111,589
Accounts receivable, net	1,908,466	184,368
Inventory	153,884	97,042
Deposits	-	337,324
Other receivables	334,246	137,397

Total Current Assets	2,594,484	867,721

Property, Plant & Equipment	24,206	14,730

Other Assets
Deferred tax	-	345,739

Total Assets	$2,618,691	$1,228,190

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable and accrued expenses- restated	$940,599	$151,162
Loan payable- restated	1,088,466	2,276,779
Income tax payable	11,620	-
Deferred revenue	69,949	154,437

Total Current Liabilities	2,110,634	2,582,378

Stockholders' Equity (Deficit)

Capital stock	50,000	-
Additional paid in capital	605,000	605,000
Subscription receivable	(50,000)	-
Other comprehensive loss	(6,389)	(28)
Accumulated deficit	(90,554)	(1,959,159)

Total Stockholders' Equity (Deficit)	508,057	(1,354,187)

Total Liabilities and Stockholders' Equity (Deficit)	$2,618,691	$1,228,190

The accompanying notes are an integral part of these financial statements

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Sales, net	$5,339,654	$1,585,208

Cost of sales	2,491,064	751,487

Gross profit	2,848,590	833,721

Operating expenses
Selling expense	278,246	175,949
General and administrative expenses	349,153	252,187

Total operating expenses	627,400	428,137

Income from operations	2,221,191	405,584

Other (Income) Expense
Interest income	(8,093)	(486)
Other income	-	(67)
Interest expense	-	8,991

Total Other (Income) Expense	(8,093)	8,439

Income before income taxes	2,229,284	397,145

Provision for income taxes	360,679	59,572

Net income	1,868,605	337,574

Other comprehensive loss
Foreign currency translation	(6,361)	(28)

Comprehensive Income	$1,862,244	$337,546

The accompanying notes are an integral part of these financial statements.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
	Restated	Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$1,868,605	$337,574

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	4,411	2,897
Provision for doubtful accounts	9,689	5,696
(Increase) / decrease in assets:
Accounts receivables	(1,704,532)	239,212
Inventory	(53,655)	(97,050)
Other receivables	(190,666)	(91,584)
Deposits	340,726	(324,903)
Deferred income tax	349,225	59,572
Increase / (decrease) in current liabilities:
Accounts payable and accrued expenses	774,410	127,592
Income tax payable	11,452	-
Deferred revenue	(87,049)	92,172

Total Adjustments	(545,988)	13,604

Net cash provided by operations	1,322,617	351,178

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(13,391)	(8,627)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on loan payable	(1,226,894)	(733,923)
Proceeds from bank loan	-	363,030

Net cash used in financing activities	(1,226,894)	(370,893)

Effect of exchange rate changes on cash and cash equivalents	3,968	2

Net increase (decrease) in cash and cash equivalents	86,300	(28,340)

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	111,589	139,928

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$197,889	$111,589

SUPPLEMENTAL DISCLOSURES:

Cash paid during the year for:

Income tax payments	$-	$-

Interest payments	$-	$8,991

The accompanying notes are an integral part of these financial statements.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Capital Stock Amount		Additional Paid in Capital	Subscription receivable	Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders'Equity (deficit)
Balance January 1, 2004	$		$605,000	-	-	$(2,296,733)	$(1,691,733)

Foreign currency translation loss		-	-	-	(28)	-	(28)

Net income for the year ended December 31, 2004		-	-	-	-	337,574	337,574

Balance December 31, 2004		-	605,000	-	(28)	(1,959,159)	(1,354,187)

Stock issuance		50,000		(50,000)

Foreign currency translation loss		-	-	-	(6,361)	-	(6,361)

Net income for the year ended December 31, 2005		-	-	-	-	1,868,605	1,868,605

Balance December 31, 2005		$50,000	$605,000	(50,000)	(6,389)	$(90,554)	$508,057

The accompanying notes are an integral part of these financial statements.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note 1 - ORGANIZATION

Galaxy View International, Ltd. (“the Company”) incorporated under the laws of the British Virgin Islands on August 22, 2005, through it’s subsidiary, is engaged in the business of supplying hi-tech telecommunication equipment to the telecommunication products industry.

On March 10, 2006, the Company entered into an Exchange Agreement with Shenzhen Sono Digital Technologies Company Limited (Sono), where the Company purchased all of the issued and outstanding shares of Sono. Pursuant to the acquisition, Sono became a wholly owned subsidiary of Galaxy. The transaction has been accounted for as a recapitalization of Sono. Sono was legally established on May 29, 2001 under the laws of the Peoples’ Republic of China.

When used in these notes, the terms “Company,” “we,” “our,” or “us” mean Galaxy View International, Ltd. and its subsidiary.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Functional currency of Sono is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($).

Exchange Gain (Loss):

During the year ended December 31, 2005 and 2004, the transactions of Sono were denominated in foreign currency and were recorded in Chinese Yuan Renminbi (CNY) at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Translation Adjustment

As of December 31, 2005 and 2004, the accounts of Sono were maintained, and its financial statements were expressed, in Chinese Yuan Renminbi (CNY). Such financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholders’ equity(deficit) is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity(deficit).

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

Galaxy View was incorporated in August 2005, and therefore had no operations in 2004. The consolidated financial statements include the accounts of Galaxy View International, Ltd. and its wholly owned subsidiary Sono which is the predecessor company during the year 2004. All material intercompany accounts, transactions and profits have been eliminated in consolidation.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

We maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis. Allowance for doubtful accounts amounted to $16,493 and $6,502 as at December 31, 2005 and 2004 respectively.

Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made for writing down our inventories to market value, if lower. As of December 31, 2005 and 2004 inventory consisted only of finished goods:

Inventory	2005	2004
Finished goods	$153,884	$97,042

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Equipment	5 years
Computer Hardware and Software	5 years

As of December 31, 2005 and 2004 Property, plant and equipment consisted of the following:

	2005	2004
Office equipment	32,862	18,809

Accumulated depreciation	(8,655)	(4,079)

	$24,206	$14,730

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stockholders equity

The Company on its formation, issued 50,000 shares of common stock of $1 par value for subscription receivable of $50,000.

Long-Lived Assets

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” We periodically evaluate the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on our review, we believe that, as of December 31, 2005 and 2004 there were no significant impairments of its long-lived assets.

Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The payment terms are as follows; 30% of the invoice is due when the order is shipped and 60% of the invoice is within six months. The clients have another six month to pay for the 10% remaining balance.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. We expense all advertising costs as incurred.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flow from our operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from our normal business activities. We place our cash in what we believe to be credit-worthy financial institutions. We have a diversified customer base, most of which are in China. We control credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Segment Reporting

Statement of Financial Accounting Standards No. 131 (“SFAS 131”), “Disclosure About Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company’s consolidated financial statements as the Company consists of one reportable business segment.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless this would be impracticable. This statement also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's first quarter of fiscal 2006.

In June 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6.") EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. EITF 05-6 is not expected to have a material effect on its consolidated financial position or results of operations.

The Company believes that the adoption of these standards will have no material impact on its financial statements.

Note 3- DEPOSITS

As of December 31, 2005 and 2004, deposits comprised of advances to vendors of $0 and $337,324. The Company made advance payments to vendors before delivery & installation of goods. The deposits are settled upon completion of goods inspection.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 4- OTHER RECEIVABLES

Other receivable are principly advances to our employees for expenses and other receivables from vendors. Other receivables from vendors were initially deposits that will be returned. As of December 31, 2005 and 2004, the other receivables comprised of the following:
	2005	2004
Advances to employees for expenses	$57,869	$37,769
Other receivable from vendors	276,377	99,627

Total	$334,246	$137,397

Note 5 - INCOME TAXES

Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax (“EIT”) is at a statutory rate of 33%, which is comprised of 30% national income tax and 3% local income tax. We qualified as a new technology enterprise and under PRC Income Tax Laws, we are subject to a preferential tax rate of 15%. %. In addition, since the Company’s subsidiariy is a Foreign Investment Enterprise and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first profitable year.

The following is a reconciliation of income tax expense:

12/31/2005	U.S.	State	International	Total
Current	$0	$0	$360,679	$360,679
Deferred	-	-	-	-
Total	$0	$0	$360,679	$360,679

12/31/2004	U.S.	State	International	Total
Current	$0	$0	$59,572	$59,572
Deferred	-	-	-	-
Total	$0	$0	$59,572	$59,572

Reconciliation of the differences between the statutory U.S. Federal income tax rate and the effective rate is as follows:

	12/31/2005	12/31/2004

US statutory tax rate	34%	34%
Foreign income not recognized in US	-34%	-34%
PRC income tax	15%	15%

Effective rate	15%	15%

As of December 31, 2005 and 2004 the Company had deferred tax asset of $0 and $345,739 in the People’s Republic of China. According to the People’s Republic of China tax regulation, the tax losses expire after five years from the date of occurrence.

The provisions for income taxes for the year ended December 31, 2005 and 2004 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 6 - ACCOUNTS PAYABLE & ACCRUED EXPENSES- RESTATED

As of December 31, 2005 and 2004, accounts payable & accrued expenses comprised of the following:

	2005	2004
Accounts payable	$702,046	$69,207
Accrued salaries	11,927	16,533
Accrued staff welfare	24,257	26,833
Local tax payable	1,296	1,069
Other levy payable	1,895	758
Other payable	31,140	10,777
VAT payable	63,155	25,283
Accrued expenses	104,884	702

Total	$940,599	$151,162

Note 7- LOAN PAYABLE- RESTATED

As of December 31, 2005 and 2004, the Company had an unsecured, non interst bearing, due on demand loan payable in the amount of $1,119,606 and $2,287,557, respectively.

Note 8- DEFERRED REVENUE

As of December 31, 2005 and 2004, deferred revenue comprised of the following:

	2005	2004
Deferred revenue	$69,949	$154,437

Note 9 - STATUTORY COMMON WELFARE FUND

As stipulated by the Company Law of the People’s Republic of China (PRC), net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;

ii.
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

iii.
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company’s “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company’s employees; and

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 9 - STATUTORY COMMON WELFARE FUND (CONTINUED)

iv.	Allocations to the discretionary surplus reserve, if approved in the stockholders’ general meeting.

The Company has not yet established a reserve for the annual contribution of 5% of net income to the welfare.

Note 10 - OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders’ equity, at December 31, 2004 is as follows:

Accumulated Other Comprehensive Income
Balance at December 31, 2004	$(28)
Change for 2005	(6,361)

Balance at December 31, 2005	$(6,389)

Note 11 - COMMITTMENTS

The Company leases an office facility under an operating lease that terminates on March 31, 2006. Rental expense for this lease consisted of $17,733 for the year ended December 31, 2005. The Company has future minimum lease obligations as follows:
2006	$5,997

Total	$5,997

 Note 12 - CURRENT VULNERABILITY DUE TO RISK FACTORS

Our operations are carried out in the Peoples Republic of China (PRC). Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC’s economy. Our business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 13 - SUBSEQUENT EVENTS

On March 22, 2006, the Company, the shareholders of the Company (the “Shareholders”) and China Digital Communication Group (“China Digital”) entered into an Amended and Restated Share Exchange Agreement (the “Agreement”) pursuant to which China Digital will acquire 100% of the Company in a cash and stock transaction valued at approximately $8,000,000. Under the terms of the Agreement, China Digital will pay to the Shareholders of the Company $3,000,000 million in cash and deliver 7,575,757 unregistered shares of China Digital preferred stock valued at approximately $5,000,000.

Note 14.  RESTATEMENT

Subsequent to issuance of the financial statements of the company for the years ended December 31, 2005 and 2004, the Company determined that certain transactions and presentation in the financial statements had not been accounted for properly in the Company's financial statements. Specifically, a loan balance had been miscategorized as an accounts payable and presented the cash flow activity related to the balance as an operating activity instead of a financing activity. The company has restated the financial statements to give effect to these corrections.

The effect of the restatements is as follows:
	REPORTED	RESTATED	REPORTED	RESTATED
	2005	2005	2004	2004
BALANCE SHEET:
Accounts payable and accrued expenses	$2,029,065	$940,599	$2,427,941	$151,162
Loan Payable	$-	$1,088,466	$	$2,276,779

	REPORTED 2005	RESTATED 2005	REPORTED 2004	RESTATED 2004
STATEMENTS OF CASH FLOWS:
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts payable and accrued expenses	$(452,484)	$774,410	$(43,633)	$127,592
Total Adjustments	$(1,772,883)	$(545,988)	$(157,621)	$13,604
Net cash provided by operations	$95,723	$1,322,617	$179,952	$351,178

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on loan payable	$-	$(1,226,894)	$(562,697)	$(733,923)
Net cash provided by financing activities	$-	$(1,226,894)	$(199,667)	$(370,893)

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

MARCH 31, 2006

TABLE OF CONTENTS

Unaudited Condensed Consolidated Balance Sheet	2

Unaudited Condensed Consolidated Statements of Operations	3

Unaudited Condensed Consolidated Statements of Cash Flow	4

Notes to unaudited Condensed Consolidated Financial Statements	5

1

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
MARCH 31, 2006
(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$664,132
Accounts receivable, net	896,962
Inventory	104,832
Deposits	2,496
Other receivables	361,279
Total Current Assets	2,029,702

Property, Plant & Equipment	47,981

Total Assets	$2,077,682

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses- restated	$494,412
Loan payable- restated	1,086,689
Deferred revenue	93,725
Total Current Liabilities	1,674,825

Stockholders' Equity

Capital stock	50,000
Additional paid in capital	621,500
Subscription receivable	(50,000)
Other comprehensive loss	(3,563)
Accumulated deficit	(215,081)
Total Stockholders' Equity	402,856

Total Liabilities and Stockholders' Equity	$2,077,682

The accompanying notes are an integral part of these consolidated financial statements

2

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	2006	2005
Sales, net	$87,934	$1,356,373

Cost of sales	65,976	579,237
Gross profit	21,958	777,137

Operating expenses
Selling expense	49,694	14,913
General and administrative expenses	78,782	87,325
Total operating expenses	128,476	102,238
Income from operations	(106,518)	674,899

Other (Income) Expense
Interest income	(340)	(130)
Interest expense	1,848	-
Total Other (Income) Expense	1,508	(130)

Net income	(108,027)	675,029

Other comprehensive loss
Foreign currency translation	(3,563)	(28)

Comprehensive Income	$(111,590)	$675,001

The accompanying notes are an integral part of these consolidated financial statements.

3

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	Restated	Restated
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$(108,027)	$675,029

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	1,687	962

(Increase) / decrease in assets:
Accounts receivables	1,019,550	(405,139)
Inventory	49,836	(25,652)
Other receivables	(24,773)	(4,128)
Deposits	(2,486)	337,324
Increase / (decrease) in current liabilities:
Accounts payable and accrued expenses	(274,576)	(19,872)
Income tax payable	(11,647)	-
Deferred revenue	23,227	(93,937)
Total Adjustments	780,820	(210,441)

Net cash provided by operations	672,793	464,588

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(25,207)	(655)

Net cash used in investing activities	(25,207)	(655)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on loan payable	(184,557)	(380,145)

Net cash provided by financing activities	(184,557)	(380,145)

Effect of exchange rate changes on cash and cash equivalents	3,214	-

Net increase in cash and cash equivalents	466,243	83,788

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	197,889	111,589

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$664,132	$195,377

SUPPLEMENTAL DISCLOSURES:

Cash paid during the year for:

Income tax payments	$-	$-

Interest payments	$1,847.92	$0

The accompanying notes are an integral part of these consolidated financial statements

4

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 - ORGANIZATION

Galaxy View International, Ltd. (“the Company”) was incorporated under the laws of the British Virgin Islands on August 22, 2005. On March 10, 2006, the Company entered into an Exchange Agreement with Shenzhen Sono Digital Technologies Company Limited (Sono), where the Company will owns all of the issued and outstanding shares of Sono. Sono was legally established on May 29, 2001 under the laws of the Peoples’ Republic of China. When used in these notes, the terms “Company,” “we,” “our,” or “us” mean Galaxy View International, Ltd. and its subsidiary.

We supply hi-tech telecommunication equipment to the telecommunication products industry.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Our functional currency is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($).

Exchange Gain (Loss):

During the three ended March 31, 2006, the transactions of Sono were denominated in foreign currency and were recorded in Chinese Yuan Renminbi (CNY) at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Principles of Consolidation

The consolidated financial statements include the accounts of Galaxy View International, Ltd. and its wholly owned subsidiary Sono, collectively referred to within as the Company. All material intercompany accounts, transactions and profits have been eliminated in consolidation.

Translation Adjustment

As of March 31, 2006, the accounts of Sono were maintained, and its financial statements were expressed, in Chinese Yuan Renminbi (CNY). Such financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholders’ equity(deficit) is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity(deficit).

5

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

We maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Terms of the sales vary. Reserves are recorded primarily on a specific identification basis. There were no allowance for doubtful accounts as of March 31, 2006 and 2005 respectively.

6

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made for writing down our inventories to market value, if lower. As of March 31, 2006 inventory consisted only of finished goods:

Inventory
Finished goods	$104,832

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Equipment	5 years
Computer Hardware and Software	5 years

As of March 31, 2006 Property, plant and equipment consisted of the following:

Office equipment	$58,386

Accumulated depreciation	(10,405)
$47,981

7

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” We periodically evaluate the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on our review, we believe that, as of December 31, 2005 there were no significant impairments of its long-lived assets.

Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The payment term for Sono are as follows; 30% of the invoice is due when the order is shipped and 60% of the invoice is within six months. The clients have another six month to pay for the remaining 10% balance.

8

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. We expense all advertising costs as incurred.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flow from our operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from our normal business activities. We place our cash in what we believe to be credit-worthy financial institutions. We have a diversified customer base, most of which are in China. We control credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Segment Reporting

Statement of Financial Accounting Standards No. 131 (“SFAS 131”), “Disclosure About Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company’s consolidated financial statements as the Company consists of one reportable business segment.

9

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless this would be impracticable. This statement also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's first quarter of fiscal 2006.

In June 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6.") EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. EITF 05-6 is not expected to have a material effect on its consolidated financial position or results of operations.

The Company believes that the adoption of these standards will have no material impact on its financial statements.

Note 3- DEPOSITS

As of March 31, 2006, deposits comprised of advances to vendors of $2,496. The Company made advance payments to vendors before delivery & installation of goods. The deposits are settled upon completion of goods inspection.

10

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 4- OTHER RECEIVABLES

Other receivable are principly advances to our employees for expenses and other receivables from vendors. Other receivable from vendors were initially deposits that are to be returned. As of March 31, 2006, the other receivables comprised of the following:

Advances to employees for expenses	$89,809
Other receivables from vendors	271,471

Total	$361,279

Note 5 - INCOME TAXES

Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax (“EIT”) is at a statutory rate of 33%, which is comprised of 30% national income tax and 3% local income tax. We qualified as a new technology enterprise and under PRC Income Tax Laws, we are subject to a preferential tax rate of 15%.

The following is a reconciliation of income tax expense:

3/31/2006	U.S.	State	International	Total
Current	$0	$0	$0	$0
Deferred	-	-	-	-
Total	$0	$0	$0	$0

3/31/2005	U.S.	State	International	Total
Current	$0	$0	$0	$0
Deferred	-	-	-	-
Total	$0	$0	$0	$0

Reconciliation of the differences between the statutory U.S. Federal income tax rate and the effective rate is as follows:

	3/31/2006	3/31/2005

US statutory tax rate	34%	34%
Foreign income not recognized in US	-34%	-34%
PRC income tax	15%	15%

Effective rate	15%	15%

As of March 31, 2006 and 2005 the Company had deferred tax asset of $0 and $345,739 in the People’s Republic of China. According to the People’s Republic of China tax regulation, the tax losses expire after five years from the date of occurrence.

11

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 6- LOAN PAYABLE- Restated

As of March 31, 2006, the Company had an unsecured, non interst bearing, due on demand loan payable in the amount of $1,086,689.

Note 7- DEFERRED REVENUE

As of March 31, 2006, deferred revenue comprised of the following:

Deferred revenue	$93,725

Note 8 - STATUTORY COMMON WELFARE FUND

As stipulated by the Company Law of the People’s Republic of China (PRC), net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;

ii.
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

iii.
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company’s “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company’s employees; and

iv.	Allocations to the discretionary surplus reserve, if approved in the stockholders’ general meeting.

The Company has not yet established a reserve for the annual contribution of 5% of net income to the welfare.

12

GALAXY VIEW INTERNATIONAL, LTD. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 9 - OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders’ equity, at December 31, 2004 is as follows:

Accumulated Other Comprehensive Income
Balance at December 31, 2005	$(6,389)
Change for 2006	2,826

Balance at March 31, 2006	$(3,563)

Note 10 - COMMITTMENTS

The Company leases an office facility under an operating lease that terminates on March 31, 2006. Rental expense for this lease consisted of $6,011 for the three months ended March 31, 2006.

 Note 11 - STOCKHOLDERS’ EQUITY

On March 22, 2006, China Digital Communication Group (“China Digital”), Galaxy View International Ltd. (the parent of the Company), the Company and the shareholders of Galaxy View (the “Shareholders”), entered into an Amended and Restated Share Exchange Agreement (the “Agreement”) pursuant to which China Digital will acquire 100% of Galaxy View in a cash and stock transaction valued at approximately $8,000,000. Under the terms of the Agreement, China Digital will pay to the Shareholders $3,000,000 million in cash and deliver 7,575,757 unregistered shares of China Digital preferred stock valued at approximately $5,000,000.

Note 12 - CURRENT VULNERABILITY DUE TO RISK FACTORS

Our operations are carried out in the Peoples Republic of China (PRC). Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC’s economy. Our business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 13.  RESTATEMENT

Subsequent to issuance of the financial statements of the company for the quarter ended March 31, 2006, the Company determined that certain transactions and presentation in the financial statements had not been accounted for properly in the Company's financial statements. Specifically, a loan balance had been miscategorized as an accounts payable and presented the cash flow activity related to the balance as an operating activity instead of a financing activity. The company has restated the financial statements to give effect to this correction.

13

The effect of the restatement is as follows:
	REPORTED	RESTATED
BALANCE SHEET:	2006	2006

Accounts payable and accrued expenses	$1,581,101	$494,412
Loan Payable	$-	$1,086,689

	REPORTED	RESTATED	REPORTED	RESTATED
STATEMENTS OF CASH FLOWS:	2006	2006	2005	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to net cash used in
operating activities:
Accounts payable and accrued expenses	$(459,133)	$(274,576)	$(400,018)	$(19,872)
Total Adjustments	$646,263	$780,820	$(590,586)	$(210,441)
Net cash provided by operations	$538,236	$672,793	$84,443	$464,588

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on loan payable	$-	$(184,557)	$-	$(380,145)
Net cash provided by financing activities	$-	$(184,557)	$-	$(380,145)

14

EXHIBIT 99.4

China Digital Enters Chinese 3G Communications Market with Acquisition of Galaxy View International Company Says $8M Acquisition Accretive in 2006

LOS ANGELES, CA and SHENZHEN, CHINA — (MARKET WIRE) — Jun 29, 2006 — China Digital Communication Group (OTC BB:CHID.OB— News), one of the fastest growing battery components manufacturers in China, announced today that it has completed the acquisition of Galaxy View International, Ltd., which operates through its wholly owned subsidiary Sono Digital Electronic Technologies Co., Ltd., a leading supplier of third-generation (3G) communications technology and equipment in China, in a cash and stock transaction valued at approximately $8 million.

In 2005, Galaxy View had unaudited revenues of $6 million and unaudited net income of $2 million.

China Digital acquired all of the outstanding shares of privately held Galaxy View for $3 million in cash and 7,575,757 unregistered shares of China Digital preferred stock valued at approximately $5 million.

China Digital CEO Ran Liang, said, “The acquisition of Galaxy View and its wholly owned subsidiary, Sono Digital, positions us to become a competitor in the new rapidly evolving 3G technology communications industry. China is active in the worldwide technological shift to 3G technologies, which allows for data transmission, e-mail and instant messaging. We believe that the acquisition will positively impact our 2006 financial performance. For China Digital, this marks the beginning of a strategic transformation to become a manufacturer of high-tech products and technologies to 3G communication systems wireless providers.”

Under the terms of the acquisition agreement, Galaxy View shareholders agreed to a lock-up provision restricting the resale of their shares for a five-year period. Each preferred share entitles the holder to seven votes per share on all matters to be voted on by the shareholders and will be mandatorily convertible into one share of common stock after five years.

According to U.S. GAAP rules, China Digital will report revenue and net income from Galaxy View commencing upon the closing date of the acquisition.

About Galaxy View International, Ltd.

Galaxy View International, Ltd., which operates through its wholly owned subsidiary Sono Digital Electronic Technologies Co., Ltd., is a high-tech enterprise specializing in the mobile communication equipment industry. The company has a broad range of services, including mobile equipment production, technical development, product standardization, market research, equipment setup and debugging, technical support, implementation analysis and searching for merger opportunities.

The company embraces a set of highly effective and standardized systems in management, production, and quality control. It is recognized by the Science and Technology department of Shenzhen as a “high-tech, software enterprise.” The company has intellectual property rights in software development and production. Sono is known throughout its industry as one of the most competitive communication equipment producers. For more information on Sono, visit http://www.sono.com.cn.

About China Digital Communication Group

China Digital Communication Group, through its wholly owned subsidiary, Shenzhen E’Jenie Science and Technology Co., Ltd. (E’Jenie), is one of China’s leading manufacturers and developers of advanced telecommunications equipment. E’Jenie sells advanced high-quality lithium-ion battery shell and cap products to all major lithium-ion battery cell manufacturers in China. E’Jenie’s products are used to power mobile phones, MP3 players, laptops, digital cameras, PDAs, camera recorders and other consumer electronic digital devices. China Digital Communication Group is continuing its expansion across East Asia, while seeking distribution partners and acquisitions in new global markets, including the United States. For more information, visit http://www.chinadigitalgroup.com or contact Roy Teng of China Digital, (310) 461-1322, e-mail: info@chinadigitalgroup.com.

An investment profile on China Digital Communication Group may be found at http://www.hawkassociates.com/chinadigital/profile.php.

For investor relations information regarding China Digital Communication Group, contact Frank Hawkins or Ken AuYeung, Hawk Associates, at (305) 451-1888, e-mail: info@hawkassociates.com. An online investor kit including press releases, current price quotes, stock charts and other valuable information for investors may be found at http://www.hawkassociates.com and http://www.americanmicrocaps.com.

Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may differ materially based on a number of factors, including, but not limited to, uncertainties in product demand, risks related to doing business in China, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

Contact: Roy Teng China Digital (310) 461-1322 e-mail: Email Contact Media Contacts: Frank Hawkins Ken AuYeung Gail Collins Hawk Associates 305-451-1888